Investment Portfolio

December 31, 2008

Total Fixed Income Portfolio $2.3 billion



A
0.34%
Less than A
0.04%
Split Ratings
0.88%
AA
0.02%
Not rated
0.32%
AAA
6.49%
Treasury / Agency
91.90%

Ratings used: Moody's/S&P/Fitch
(Ratings after 2-24-09 S&P downgrades)
Floating Rate Trust Preferred Debt:
Individual Names (Split Ratings)
A1, A2, A3 and BBB, BBB+
Book $30.3 million Market $19.1 million
Individual Names (Non-Split Ratings)
A3 and A, A-
Book $8.1 million Market $6.4 million
Pools (AA to AAA)
Book $6.8 million Market $3.6 million
Fixed Rate Trust Preferred Debt:
Individual Names (Aa, A and BBB)
Book $2.5 million Market $2.1 million

NewAlliance Bancshares